December 3, 2018

Re:      OBITX, Inc.

Amendment No. 8 to Registration Statement on Form S-1 Filed November 21, 2018

File No. 333-222978

To Whom It May Concern:

We have made the changes as conveyed to our counsel, Mr. Amon. They are incorporated as follows:

Risk Factor

1.  We have amended the risk factor for ePaymints, to also include Cardosaur as follows:

The Company currently works with ePaymints, a reseller/agent for several banks in payment processing and the processing of third party gift cards.  This potential source of revenue may be halted suddenly due to high-risk market financial regulations and compliance beyond our control.

One of the operations of ePayments facilitates crypto currency denominated transactions through a third party, to include the use of store gift cards and other merchant services.  In addition to traditional merchant services, the Company and subsidiaries utilize ePaymints for these additional services. We utilize these services through our Cardosaur services for gift card processing.   This relationship exposes the company to potential risks and losses. We have no knowledge of their current licensing or authorization to conduct business.  Should their operations come under scrutiny and/or violate existing regulations these services may be halted immediately and without notice resulting in potential losses to our customers. To date, we have earned no revenue through this source, but have committed resources to the development of this potential market opportunity, which we may not recuperate.

2.     We have modified the Business Section discussion concerning ePaymints to include cryptocurrency operations and the associated risks of loss. It now reads as follows:

We have created three subsidiaries: i) altCUBE, Inc., ii) Haute Jobs, Inc., and iii) Campaign Pigeon, LLC to provide legal protections for various elements of the business plan. Currently, Haute Jobs, Inc., and Campaign Pigeon, LLC have no direct business. altCUBE is a marketing company, which is paid royalties for referrals to ePaymints (www.epaymints.com, which is not incorporated in this prospectus), a credit card processing company. ePaymints also facilitates crypto currency denominated transactions through a third party which may expose the Company to additional risks and losses. altCUBE is paid a recurring referral fee for clients that are introduced and accepted by ePaymints for credit card processing. altCUBE is not a payment processor or a money transmitter, maintains no licenses, and is not required to register under FinTech.

3.   We have changed the language from “accumulated deficit” to accumulated earnings on page F-16.

4.   We note modified the chart for beneficial ownership to exclude the 5,000,000 underlying shares of common stock from the Series A Preferred from all calculations, except MCIG, Inc. The chart now reads as follows:

Name and Address of Beneficial Owner	Common Shares Owned	Underlying Common Shares Series A Preferred	Securities Exercisable within 60 days	Total Shares and Securities Owned	Total Shares Used to Calculate % of Ownership	Total Shares Calculated as % of Ownership
MCIG, Inc.	510,000	5,000,000	-	5,510,000	10,460,000	52.68%
APO Holdings, LLC (1)	1,500,000	-	1,000,000	2,500,000	6,460,000	38.70%
Epic Industry, LLC (3)	250,000	-	500,000	750,000	5,960,000	12.58%
Paul Rosenberg (2)	3,000,000	-	500,000	3,500,000	5,960,000	58.72%
Alex Mardikian	50,000		250,000	300,000	5,710,000	5.25%
Brandy Craig	50,000		250,000	300,000	5,710,000	5.25%
Carl G. Hawkins	50,000		250,000	300,000	5,710,000	5.25%
Andrus Nomm	50,000		250,000	300,000	5,710,000	5.25%

We have, with this amendment, included an updated auditor’s consent, and have, consistent with the SEC rules, hyperlinked our Exhibits.

You may contact Thomas G. Amon, at (212) 810-2430 or Carl Hawkins, at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Alex Mardikian

Chief Executive Officer